Subject to Completion
                    Preliminary Pricing Supplement dated May 17, 2006

PRICING SUPPLEMENT
------------------
(To MTN prospectus supplement,
general prospectus supplement
and prospectus each dated March 31, 2006)
Pricing Supplement Number:

                                    [LOGO OMITTED]

                               Merrill Lynch & Co.,Inc.
                              Medium-Term Notes, Series C
       Notes Linked to the 10-Year/2-Year U.S. Dollar Interest Rate Swap Rates,
                                       Series 2
                                  due June   , 2011
                                     (the "Notes")
                           $1,000 principal amount per unit
                             ---------------------------


The Notes:

o   The Notes are designed for investors        o   The Notes will not be listed on any
    who wish to receive current income in           securities exchange.
    the form of quarterly interest based
    upon the amount, if any, by which the       o   The Notes will be senior unsecured debt
    10-Year U.S. Dollar Interest Rate Swap          securities of Merrill Lynch & Co.,
    Rate exceeds the 2-Year U.S. Dollar             Inc., will be part of a series entitled
    Interest Rate Swap Rate, as described           "Medium-Term Notes, Series C". The
    in this pricing supplement.                     Notes will have the CUSIP No.           .

o   100% principal protection on the            o   The settlement date for the Notes is
    maturity date or date of early                  expected to be June , 2006.
    redemption.

o   For any quarter for which interest          Payment on the maturity date:
    shall be payable on the Notes, we will
    pay such interest on the day of March,      o   Unless earlier redeemed, for each
    June, September and December, beginning         $1,000 principal amount per unit of
    in September 2006. Interest on the              your Notes, we will pay you on the
    $1,000 principal amount per unit of the         maturity date an amount equal to the
    Notes will accrue during the two                principal amount and any accrued and
    initial quarterly interest periods at a         unpaid interest.
    rate of 6.50% per annum, and thereafter
    at a rate equal to the amount, if any,      Early redemption:
    by which the 10-Year U.S. Dollar
    Interest Rate Swap Rate exceeds the         o   The Notes may be redeemed by us on any
    2-Year U.S. Dollar Interest Rate Swap           quarterly interest payment date on or
    Rate, expressed as percentages, on the          after June , 2009 upon five business
    applicable interest determination date          days' notice. In the event we redeem
    multiplied by a leverage factor, as             the Notes, you will receive a cash
    described in this pricing supplement.           amount per unit equal to the $1,000
    This rate for any period other than the         principal amount plus any accrued and
    two initial interest periods may be             unpaid interest to but excluding the
    zero, but will not be less than zero.           date of redemption.

      Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

     Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-6 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

                         ---------------------------
                                                            Per Unit     Total
                                                            --------     -----
      Public offering price............................    $1,000.00       $
      Underwriting discount............................       $15.00       $
      Proceeds, before expenses, to
      Merrill Lynch & Co., Inc.........................      $985.00       $

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ---------------------------

                              Merrill Lynch & Co.

                         ---------------------------


              The date of this pricing supplement is June , 2006.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A....................................................PS-3
RISK FACTORS................................................................PS-6
DESCRIPTION OF THE NOTES...................................................PS-10
UNITED STATES FEDERAL INCOME TAXATION......................................PS-15
ERISA CONSIDERATIONS.......................................................PS-19
USE OF PROCEEDS AND HEDGING................................................PS-20
SUPPLEMENTAL PLAN OF DISTRIBUTION..........................................PS-20
EXPERTS ...................................................................PS-20
INDEX OF CERTAIN DEFINED TERMS.............................................PS-21

               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

RISK FACTORS.................................................................S-3
DESCRIPTION OF THE NOTES.....................................................S-4
UNITED STATES FEDERAL INCOME TAXATION.......................................S-22
PLAN OF DISTRIBUTION........................................................S-29
VALIDITY OF THE NOTES.......................................................S-30

                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")


MERRILL LYNCH & CO., INC.....................................................S-3
USE OF PROCEEDS..............................................................S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.......................S-4
THE SECURITIES...............................................................S-4
DESCRIPTION OF DEBT SECURITIES...............................................S-5
DESCRIPTION OF DEBT WARRANTS................................................S-16
DESCRIPTION OF CURRENCY WARRANTS............................................S-18
DESCRIPTION OF INDEX WARRANTS...............................................S-20
DESCRIPTION OF PREFERRED STOCK..............................................S-25
DESCRIPTION OF DEPOSITARY SHARES............................................S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS.....................................S-36
DESCRIPTION OF COMMON STOCK.................................................S-38
DESCRIPTION OF COMMON STOCK WARRANTS........................................S-42
PLAN OF DISTRIBUTION........................................................S-44
WHERE YOU CAN FIND MORE INFORMATION.........................................S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........................S-46
EXPERTS.....................................................................S-46

                                  Prospectus

WHERE YOU CAN FIND MORE INFORMATION............................................2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC..............................2
EXPERTS........................................................................2

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Notes Linked to the 10-Year/2-Year U.S. Dollar Interest Rate Swap Rates, Series 2 due June , 2011 (the "Notes"). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

      The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June , 2011, unless redeemed by us at an earlier date. Depending on the date the Notes are priced for initial sale to the public (the "Pricing Date"), which may be in May or June, the settlement date may occur in May instead of June and the maturity date may occur in May instead of June and the months in which Interest Payment Dates (as defined below) occur and the month when early redemption may commence will also be adjusted. Any references in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

      Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

      Unless earlier redeemed, on the maturity date, for each Note that you own, we will pay you a cash amount equal to $1,000 plus any accrued and unpaid interest.

Will I receive interest payments on the Notes?

      Interest will accrue on the Notes from and including June , 2006 or from the most recent interest payment date for which interest, if any, has been paid or provided for, to but excluding the maturity date or date of early redemption. "Interest Payment Dates" for the Notes will be the day of March, June, September and December of each year, and will include the maturity date or date of early redemption. From and including June , 2006 to but excluding December , 2006, interest on the Notes will accrue at a rate of 6.50% per annum. During each subsequent quarterly interest period which begins on or after December , 2006, interest will accrue at a rate per annum equal to:

      Leverage Factor x (IRS10 - IRS2)

but in no case less than 0.00%.

where:

      The "Leverage Factor" will equal a value between 10 and 20, as determined on the Pricing Date, and will be set forth in the final pricing supplement made available in connection with sales of the Notes. IRS10 equals the 10-year U.S. Dollar Interest Rate Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3 on the applicable Interest Determination Date (as defined below). IRS2 equals the 2-year U.S. Dollar Interest Rate Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3 on the applicable Interest Determination Date.

      If the IRS10 is equal to or less than the IRS2 on any Interest Determination Date, the rate of interest for the applicable quarterly period will equal zero, and no interest will be paid on the Interest Payment Date relating to such interest period.

      Each interest period (other than the initial interest period of June , 2006 to September , 2006) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date, maturity date or early redemption date, as the case may be.

      The "Interest Determination Date" for any interest period will be the second scheduled Business Day (as defined herein) prior to the first day of such period.

      If any Interest Payment Date is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

--------------------------------------------------------------------------------
   Examples

     Set forth below are three examples of interest rate calculations per each $1,000 principal amount per Note, assuming a hypothetical 10-Year U.S. Dollar Interest Rate Swap Rate of 5.631%, a hypothetical Leverage Factor of 15 (the midpoint of the range of 10 to 20) and the following hypothetical 2-Year U.S. Dollar Interest Rate Swap Rates:

   Example 1--The hypothetical 10-Year U.S. Dollar Interest Rate Swap Rate is 50 basis points below the 2-Year U.S. Dollar Interest Rate Swap Rate:
     Hypothetical Level of the 10-Year U.S. Dollar Interest Rate Swap Rate:
     5.631%
     Hypothetical Level of the 2-Year U.S. Dollar Interest Rate Swap Rate:
     6.131%
     Interest Rate = 15 x (5.631% - 6.131%) = 0.00% per annum (interest rate cannot be less than 0%)
     Quarterly Interest Payment (per unit) = $1,000 x 0.00% x (90/360) = $0

   Example 2-- The hypothetical 10-Year U.S. Dollar Interest Rate Swap Rate exceeds the 2-Year U.S. Dollar Interest Rate Swap Rate by 50 basis points:
     Hypothetical Level of the 10-Year U.S. Dollar Interest Rate Swap Rate:
     5.631%
     Hypothetical Level of the 2-Year U.S. Dollar Interest Rate Swap Rate:
     5.131%
     Interest Rate = 15 x (5.631% - 5.131%) = 7.50% per annum
     Quarterly Interest Payment (per unit) = $1,000 x 7.50% x (90/360) =
     $18.750

   Example 3-- The hypothetical 10-Year U.S. Dollar Interest Rate Swap Rate exceeds the 2-Year U.S. Dollar Interest Rate Swap Rate by 150 basis points:
     Hypothetical Level of the 10-Year U.S. Dollar Interest Rate Swap Rate:
     5.631%
     Hypothetical Level of the 2-Year U.S. Dollar Interest Rate Swap Rate:
     4.131%
     Interest Rate = 15 x (5.631% - 4.131%) = 22.50% per annum
     Quarterly Interest Payment (per unit) = $1,000 x 22.50% x (90/360) =
     $56.250
--------------------------------------------------------------------------------

How does the early redemption feature work?

      The Notes may be redeemed by us on any Interest Payment Date on or after June , 2009 upon five Business Days' notice. In the event we redeem the Notes prior to the stated maturity date, you will receive a cash amount per unit equal to the $1,000 principal amount, plus any accrued and unpaid interest to but excluding the Early Redemption Date (as defined herein).

      For more specific information about the early redemption feature, please see the section entitled "Description of the Notes--Early Redemption at the Option of ML&Co." in this pricing supplement.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal % per annum, compounded quarterly. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the spread in U.S. dollar swap rates, and the expectations of the amount, if any, by which the 10-Year U.S. Dollar Interest Rate Swap Rate will exceed the 2-Year U.S. Dollar Interest Rate Swap Rate. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

      In a situation where there had been no change in the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes.

      After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc?

      Merrill Lynch Capital Services, Inc. ("MLCS") will be our agent for purposes of calculating, among other things, the interest payable on the Notes. Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled "Where You Can Find More Information" in the accompanying general prospectus supplement and prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

      The interest payable on the Notes during any quarterly period, except for the two initial periods, will be linked to the amount, if any, by which the 10-Year U.S. Dollar Interest Rate Swap Rate exceeds the 2-Year U.S. Dollar Interest Rate Swap Rate as of the relevant Interest Determination Date. As a result, the possibility exists that you could receive little or no payment of interest on one or more or all Interest Payment Dates (except for the two initial Interest Payment Dates) during the term of the Notes. If the 10-Year U.S. Dollar Interest Rate Swap Rate does not exceed the 2-Year U.S. Dollar Interest Rate Swap Rate on any of the Interest Determination Dates over the term of the Notes, your return on the Notes would be limited to the principal amount of the Notes plus the two initial fixed interest payments, even if spreads between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate were positive during the term of the Notes (but not on any Interest Determination Date).

      The spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate has at times in the past been negative. A negative spread (or absence of a spread) between the 10-Year U.S. Dollar Interest Rate Swap Rate and 2-Year U.S. Dollar Interest Rate Swap Rate on an Interest Determination Date would result in no payment of interest on the related Interest Payment Date. We have no control over domestic and international economic, financial, political and other events, or the over-all supply and demand for relevant U.S. dollar denominated securities, that may affect the amount by which the 10-Year U.S. Dollar Interest Rate Swap Rate exceeds or does not exceed the 2-Year U.S. Dollar Interest Rate Swap Rate. Historically, the level of the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate has been variable, and such variability may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

The Notes are subject to early redemption

      We may redeem all of the Notes on any quarterly Interest Payment Date on or after June , 2009 upon 5 Business Days' notice. In the event that we redeem the Notes prior to the stated maturity date, you will receive only the $1,000 for each $1,000 principal amount of your Notes plus any accrued and unpaid interest to but excluding the Early Redemption Date, and you will not receive the benefit of any future interest payments. In the case of an early redemption you will not benefit from any increases or expected increases in the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate after the Early Redemption Date and prior to the original stated maturity date. Your Notes are less likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes, and more likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes.

Interest payments on the Notes are expected to be correlated to the spread between long-term interest rates and short-term interest rates, and this spread is affected by a number of factors

      The interest payable on the Notes is generally, but not necessarily, expected to increase during periods of falling interest rates, and to decrease during periods of rising interest rates. Although short-term and long-term interest rates may tend to increase or decrease at the same time, long-term interest rates may increase or decrease more gradually than short-term interest rates in a given period. When this occurs, the spread between the 10-Year U.S. Dollar Interest Swap Rate and 2-year U.S. Dollar Interest Swap Rate would be expected to narrow during periods of rising interest rates and to widen during periods of falling interest rates. However, long-term interest rates may not move more gradually than short term rates in all economic and political environments.

      The spread between long-term interest rates and short-term interest rates may be influenced by a number of additional factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on interest rate spreads may be partially offset by other factors. Certain factors that may influence interest rates may affect short-term interest rates more dramatically than long-term interest rates, or vice versa. For example, short-term interest rates may be more directly and more immediately affected than long-term interest rates by certain governmental actions. The Federal Reserve Board, for instance, has increased its short-term rate target from 1% to 5.00% over the last several months, and this target rate may be increased further in the coming months. Tightening monetary policies by the Federal Reserve Board may generate higher short-term interest rates; but, if these policies limit or reduce expectations of inflation, the expectation may lead to less dramatic increases in long-term interest rates. To the extent that further increases in short-term target rates or other monetary policies might tend to increase the 2-Year Interest Rate Swap Rate at a rate faster than the 10-Year Interest Rate Swap Rate, and without considering any other factors which may affect these rates differently, the spread between the 10-Year Interest Rate Swap Rate and the 2-Year Interest Rate Swap Rate would be expected to narrow, reducing the rate at which interest would accrue on the Notes, perhaps to zero. We cannot predict the future actions of the Federal Reserve Board, or other factors which may tend to widen or narrow the spread between the 10-Year Interest Rate Swap Rate and the 2-Year Interest Rate Swap Rate.

      The spread between long-term interest rates and short-term interest rates may narrow or become negative due to expectations of a recession or poor economic conditions. Expectations that a recession will be associated with falling short-term interest rates may lead investors to shift from short-term Treasury notes to long-term Treasury notes in order to "lock in" long-term rates. Such a shift could raise the price (and lower the yield) of long-term Treasury notes relative to short-term Treasury notes. However, a number of other factors may lead to a narrowing of interest rate spreads, and a decrease in the interest payable on the Notes, even in the absence of expectations of a recession or economic slowdown.

      Foreign investment in U.S. dollar denominated government debt, and U.S. investment in competing debt obligations denominated in foreign currencies, may also affect the spread between long-term interest rates and short-term interest rates. Expectations of appreciation in the U.S. dollar may lead to a narrowing in the spread between long-term interest rates and short-term interest rates as a result of a relative increase in the demand for long-term Treasury notes by foreign and U.S. investors, which would increase the price and lower the yield on such obligations. Expectations that appreciation in the U.S. dollar may reduce pressure on the Federal Reserve Board to maintain high short-term interest rates in order to maintain the value of the U.S. dollar may also lead to reduced short-term interest rates. To the extent that appreciation in the U.S. dollar results in a narrowing of the spread between long-term interest rates and short-term interest rates, interest payments on the Notes would decrease.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

      The Notes will bear interest at a per annum rate of 6.50% during the two initial interest periods. As of May 10, 2006, the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate was 0.198%. If this spread should remain unchanged until the initial Interest Determination Date which will occur in December 2006, and assuming a Leverage Factor of 15, the midpoint of the range of 10 and 20, interest on the Notes would accrue during the quarterly interest period which will begin December , 2006 at a per annum rate of 2.970%. The rate at which interest will accrue on the Notes will therefore decline following the initial interest period unless the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate widens sufficiently.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the 10-Year U.S. Dollar Interest Rate Swap Rate exceeds the level of the 2-Year U.S. Dollar Interest Rate Swap Rate and the future expectations of the amount, if any, by which the 10-Year U.S. Dollar Interest Rate Swap Rate will exceed the 2-Year U.S. Dollar Interest Rate Swap Rate. In general, the value of the Notes will increase when the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate increases and the value of the Notes will decrease when the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate decreases.

      Changes in the volatility of the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate increases or decreases, the trading value of the Notes may be adversely affected.

      As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate. This difference will reflect a "time premium" due to expectations concerning the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate during the period before the stated maturity date of the

Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the average percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

      Our subsidiary MLCS is our agent for the purposes of calculating the interest payable on the Notes. Under certain circumstances, MLCS as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of unavailability of the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate. MLCS is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

      You should consider the tax consequences of investing in the Notes. See "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on June , 2011. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from
that information. The CUSIP number for the Notes is             .

      We may redeem the Notes prior to the maturity date at the times described below. The Notes will not be subject to repayment at the option of the holder prior to the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date (unless earlier redeemed), for each unit of Notes that you own, we will pay you a cash amount equal to $1,000, plus any accrued and unpaid interest.

Interest

      Interest will accrue from and including June , 2006, for the initial interest period, or the most recent Interest Payment Date (as defined below), to but excluding the day of March, June, September and December of each year or the maturity date (or date of early redemption) (each an "Interest Payment Date"). Interest on the Notes will accrue during the two initial quarterly interest periods at the rate of 6.50% per annum. During the interest period beginning on December , 2006 and during each quarterly interest period thereafter, interest will accrue on the Notes at a rate per annum on the $1,000 principal amount per Note equal to:

              Leverage Factor x (IRS10 - IRS2)

but in no case less than 0.00%.

where:

      The "Leverage Factor" will equal a value between 10 and 20, as determined on the date the Notes are priced for initial sale to the public (the "Pricing Date"), and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      "IRS10" equals the 10-year U.S. Dollar Interest Rate Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3 on the applicable Interest Determination Date (as defined below); and

      "IRS2" equals the 2-year U.S. Dollar Interest Rate Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3 on the applicable Interest Determination Date.

      If the 10-year U.S. Dollar Interest Rate Swap Rate and/or the 2-year U.S. Dollar Interest Rate Swap Rate are not quoted on Reuters page ISDAFIX3, or any page substituted therefor, then the 10-year U.S. Dollar Interest Rate Swap Rate and the 2-year U.S. Dollar Interest Rate Swap Rate will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by MLCS at approximately 11:00 a.m., New York City time, on that day, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed for floating U.S. dollar interest rate swap transaction with a term equal to 10 years or 2 years, as applicable, commencing on the applicable Interest Determination Date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three banks chosen by MLCS to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant Interest Determination Date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant Interest Determination Date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant Interest Determination Date will equal that one quotation. If no quotations are available, then the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate will be the rates the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant date.

      Each interest period (other than the initial interest period) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date, maturity date or early redemption date, as the case may be. The "Interest Determination Date" for any period will be the second scheduled Business Day (as defined below) prior to the first day of such period.

      We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day (as defined below), that interest payment will be made on the next Business Day and no additional interest will accrue as a result of such delayed payment.

      "Business Day" means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

      All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

The 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate

      The 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate are interest rate swap rates. An interest rate swap rate is, as of any day, the fixed interest rate that would be required under then current market conditions to enter into a swap transaction in exchange for a hypothetical stream of payments based on floating interest rates over a period of either 10 years or 2 years, as applicable, periodically reset to LIBOR. With respect to ISDAFIX3, such fixed rate is assumed to be paid semi-annually on the basis of a 360-day year consisting of twelve 30-day months, and the floating rate is assumed to be based on 3 month LIBOR payable quarterly on the basis of the actual number of days elapsed in a 360-day year.

      As an example of the above, an interest rate swap based on a 10-Year U.S. Dollar Interest Rate Swap Rate of 6% would indicate that two swap counterparties have agreed to exchange interest rate payments, where Counterparty A is paying 6% semi-annually, for ten years on a predetermined fixed notional amount to Counterparty B, and Counterparty B is paying 3 month LIBOR on a quarterly basis for ten years on the same predetermined notional amount to Counterparty A.

      The following table sets forth the historical month-end spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate from January 1992 to April 2006. This data is not intended to be indicative of the future performance of the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate or what the value of the Notes may be. Any historical upward or downward trend in the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate during any period set forth below is not an indication that interest payments are more or less likely to increase or decrease in value at any time over the term of the Notes.*


       1992     1993    1994    1995    1996     1997    1998    1999     2000    2001    2002    2003     2004    2005     2006
       ----     ----    ----    ----    ----     ----    ----    ----     ----    ----    ----    ----     ----    ----     ----
Jan.  2.28%    2.38%   1.69%   0.43%   0.92%    0.73%   0.34%   0.27%    0.36%   0.72%   2.22%   2.42%    2.36%   0.90%    0.10%
Feb.  2.22%    2.21%   1.62%   0.56%   0.92%    0.45%   0.25%   0.39%    0.35%   0.78%   2.09%   2.33%    2.41%   0.83%   -0.01%
Mar.  2.01%    2.23%   1.74%   0.55%   0.83%    0.62%   0.22%   0.58%    0.11%   1.03%   1.95%   2.48%    2.35%   0.76%    0.11%
Apr.  2.28%    2.31%   1.47%   0.65%   0.84%    0.56%   0.20%   0.55%    0.08%   1.28%   2.00%   2.49%    2.31%   0.63%    0.26%
May   2.23%    2.02%   1.27%   0.65%   0.81%    0.57%   0.17%   0.56%    0.09%   1.43%   1.96%   2.23%    2.20%   0.47%
Jun.  2.47%    1.92%   1.26%   0.67%   0.76%    0.53%   0.16%   0.63%    0.06%   1.48%   2.13%   2.34%    1.98%   0.35%
Jul.  2.49%    1.84%   1.28%   0.77%   0.73%    0.38%   0.17%   0.63%    0.15%   1.56%   2.41%   2.94%    1.88%   0.34%
Aug.  2.63%    1.72%   1.17%   0.68%   0.72%    0.51%   0.45%   0.62%    0.09%   1.52%   2.21%   2.70%    1.81%   0.27%
Sept. 2.72%    1.72%   1.11%   0.57%   0.77%    0.40%   0.43%   0.65%    0.20%   1.88%   2.16%   2.62%    1.61%   0.22%
Oct.  2.42%    1.70%   1.06%   0.59%   0.76%    0.35%   0.67%   0.50%    0.23%   2.08%   2.39%   2.55%    1.55%   0.26%
Nov.  2.15%    1.83%   0.54%   0.66%   0.61%    0.22%   0.46%   0.53%    0.24%   2.13%   2.26%   2.35%    1.39%   0.20%
Dec.  2.20%    1.73%   0.07%   0.67%   0.72%    0.21%   0.34%   0.40%    0.28%   2.28%   2.33%   2.50%    1.19%   0.09%

* Investors in the Notes may not realize a return consistent with the historical data presented even if equally favorable historical spreads occur during the term of the Notes, since the Notes are subject to early redemption. See "Risk Factors--The Notes are subject to early redemption" above.

      As of May 10, 2006, the spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate was 0.198%.

      The following graph sets forth the historical spread between the 10-Year U.S. Dollar Interest Rate Swap Rate and the 2-Year U.S. Dollar Interest Rate Swap Rate presented in the preceding table.

                               [GRAPHIC OMITTED]

      Historical movements in the 10-Year U.S. Dollar Interest Rate Swap Rate and 2-Year U.S. Dollar Interest Rate Swap Rate are highly, but not perfectly, correlated to movements in the 10-Year Treasury Rate and 2-Year Treasury Rate, respectively. The first graph below reflects the correlation between the month-end 10-Year U.S. Dollar Interest Rate Swap Rate relative to the month-end 10-Year Treasury Rate during the period from January 1992 to April 2006; the second graph reflects the correlation between the month-end 2-Year U.S. Dollar Interest Rate Swap Rate relative to the month-end 2-Year Treasury Rate during the same period.

[GRAPHIC OMITTED--Graph shows month end rates for the 10-Year U.S. Dollar Interest Rate Swap Rate and 10-Year Treasury Rate from January 1992 to April 2006.

The following table lists the 10-Year U.S. Dollar Interest Rate Swap Rate month end rates reflected in the omitted graph:


        1992     1993    1994    1995    1996     1997    1998    1999     2000    2001    2002    2003     2004    2005     2006
        ----     ----    ----    ----    ----     ----    ----    ----     ----    ----    ----    ----     ----    ----     ----
Jan.   7.86%    6.72%   5.94%   7.99%   5.96%    6.83%   5.99%   5.40%    7.51%   5.91%   5.76%   4.41%    4.53%   4.51%    5.03%
Feb.   7.82%    6.36%   6.49%   7.55%   6.54%    6.72%   6.11%   6.03%    7.42%   5.80%   5.54%   4.11%    4.37%   4.79%    5.07%
Mar.   8.00%    6.37%   7.19%   7.58%   6.76%    7.27%   6.17%   6.01%    7.27%   5.85%   6.07%   4.24%    4.23%   4.94%    5.39%
Apr.   7.94%    6.30%   7.46%   7.45%   7.06%    7.09%   6.17%   6.06%    7.40%   6.15%   5.63%   4.19%    4.99%   4.65%    5.57%
May    7.67%    6.49%   7.52%   6.68%   7.19%    7.02%   6.09%   6.42%    7.63%   6.18%   5.55%   3.72%    5.14%   4.40%
Jun.   7.46%    6.12%   7.70%   6.60%   7.20%    6.89%   6.00%   6.62%    7.26%   6.32%   5.35%   3.86%    5.06%   4.33%
Jul.   7.01%    6.13%   7.47%   6.81%   7.15%    6.42%   6.05%   6.90%    7.26%   5.85%   5.08%   5.00%    4.96%   4.72%
Aug.   7.00%    5.72%   7.52%   6.67%   7.22%    6.77%   5.81%   6.99%    7.00%   5.65%   4.68%   4.96%    4.57%   4.45%
Sept.  6.72%    5.71%   7.97%   6.57%   7.04%    6.55%   5.22%   6.85%    6.92%   5.25%   4.25%   4.37%    4.56%   4.79%
Oct.   7.06%    5.79%   8.17%   6.39%   6.67%    6.37%   5.37%   6.86%    6.87%   4.90%   4.46%   4.71%    4.45%   5.08%
Nov.   7.30%    6.17%   8.28%   6.15%   6.36%    6.33%   5.53%   6.99%    6.65%   5.45%   4.72%   4.71%    4.76%   5.04%
Dec.   7.04%    6.13%   8.21%   5.96%   6.75%    6.22%   5.45%   7.17%    6.13%   5.80%   4.23%   4.65%    4.64%   4.94%

The following table lists the 10-Year Treasury Rate month end rates reflected in the omitted graph:

        1992     1993    1994    1995    1996     1997    1998    1999     2000    2001    2002    2003     2004    2005     2006
        ----     ----    ----    ----    ----     ----    ----    ----     ----    ----    ----    ----     ----    ----     ----
Jan.   7.27%    6.35%   5.65%   7.58%   5.57%    6.51%   5.51%   4.65%    6.67%   5.14%   5.03%   3.97%    4.14%   4.13%    4.52%
Feb.   7.25%    6.02%   6.13%   7.20%   6.10%    6.55%   5.62%   5.29%    6.42%   4.91%   4.88%   3.70%    3.97%   4.37%    4.55%
Mar.   7.53%    6.02%   6.74%   7.19%   6.33%    6.91%   5.65%   5.23%    6.02%   4.92%   5.41%   3.81%    3.84%   4.49%    4.85%
Apr.   7.59%    6.01%   7.04%   7.06%   6.67%    6.71%   5.68%   5.35%    6.22%   5.35%   5.10%   3.85%    4.50%   4.20%    5.06%
May    7.32%    6.15%   7.15%   6.28%   6.85%    6.66%   5.55%   5.62%    6.27%   5.38%   5.04%   3.36%    4.65%   3.99%
Jun.   7.12%    5.78%   7.32%   6.21%   6.72%    6.49%   5.45%   5.79%    6.02%   5.41%   4.80%   3.51%    4.59%   3.92%
Jul.   6.71%    5.81%   7.11%   6.43%   6.80%    6.01%   5.50%   5.91%    6.04%   5.06%   4.48%   4.42%    4.48%   4.28%
Aug.   6.61%    5.45%   7.18%   6.29%   6.94%    6.34%   4.97%   5.98%    5.72%   4.85%   4.14%   4.45%    4.12%   4.02%
Sept.  6.36%    5.38%   7.60%   6.18%   6.70%    6.11%   4.41%   5.88%    5.80%   4.59%   3.60%   3.94%    4.12%   4.33%
Oct.   6.79%    5.43%   7.81%   6.02%   6.34%    5.84%   4.61%   6.02%    5.76%   4.25%   3.94%   4.30%    4.03%   4.55%
Nov.   6.93%    5.82%   7.90%   5.75%   6.05%    5.86%   4.72%   6.19%    5.47%   4.74%   4.22%   4.34%    4.36%   4.50%
Dec.   6.69%    5.79%   7.83%   5.57%   6.42%    5.74%   4.65%   6.44%    5.11%   5.03%   3.82%   4.26%    4.22%   4.39%

GRAPHIC OMITTED--Graph shows month end rates for the 2-Year U.S. Dollar
Interest Rate Swap Rate and 2-Year Treasury Rate from January 1992 to April
2006.

The following table lists the 2-Year U.S. Dollar Interest Rate Swap Rate month end rates reflected in the omitted graph:

        1992     1993    1994    1995    1996     1997    1998    1999     2000    2001    2002    2003     2004    2005     2006
        ----     ----    ----    ----    ----     ----    ----    ----     ----    ----    ----    ----     ----    ----     ----
Jan.   5.58%    4.34%   4.25%   7.56%   5.04%    6.10%   5.66%   5.13%    7.15%   5.19%   3.54%   1.99%    2.17%   3.62%    4.93%
Feb.   5.60%    4.15%   4.87%   7.00%   5.62%    6.27%   5.86%   5.64%    7.07%   5.03%   3.45%   1.77%    1.97%   3.96%    5.09%
Mar.   5.99%    4.14%   5.45%   7.03%   5.93%    6.65%   5.95%   5.43%    7.16%   4.82%   4.12%   1.76%    1.88%   4.19%    5.28%
Apr.   5.66%    3.99%   6.00%   6.80%   6.22%    6.53%   5.97%   5.51%    7.32%   4.87%   3.63%   1.70%    2.67%   4.02%    5.31%
May    5.44%    4.47%   6.25%   6.03%   6.38%    6.45%   5.92%   5.86%    7.54%   4.76%   3.59%   1.49%    2.94%   3.93%
Jun.   4.99%    4.20%   6.44%   5.93%   6.44%    6.36%   5.84%   5.99%    7.21%   4.84%   3.22%   1.52%    3.09%   3.98%
Jul.   4.52%    4.29%   6.19%   6.04%   6.42%    6.04%   5.88%   6.27%    7.11%   4.29%   2.68%   2.06%    3.08%   4.39%
Aug.   4.37%    4.00%   6.35%   5.99%   6.51%    6.26%   5.36%   6.37%    6.90%   4.13%   2.47%   2.26%    2.76%   4.18%
Sept.  4.00%    3.99%   6.86%   6.00%   6.27%    6.15%   4.79%   6.20%    6.72%   3.38%   2.10%   1.75%    2.94%   4.57%
Oct.   4.64%    4.09%   7.11%   5.80%   5.91%    6.02%   4.70%   6.36%    6.64%   2.82%   2.07%   2.17%    2.91%   4.82%
Nov.   5.15%    4.35%   7.74%   5.49%   5.75%    6.11%   5.07%   6.47%    6.41%   3.32%   2.46%   2.36%    3.38%   4.84%
Dec.   4.84%    4.40%   8.14%   5.29%   6.03%    6.01%   5.11%   6.77%    5.85%   3.52%   1.90%   2.15%    3.45%   4.85%

The following table lists the 2-Year Treasury Rate month end rates reflected in the omitted graph:

        1992     1993    1994    1995    1996     1997    1998    1999     2000    2001    2002    2003     2004    2005     2006
        ----     ----    ----    ----    ----     ----    ----    ----     ----    ----    ----    ----     ----    ----     ----
Jan.   5.10%    4.16%   4.12%   7.24%   4.92%    5.92%   5.31%   4.57%    6.59%   4.59%   3.15%   1.70%    1.82%   3.28%    4.52%
Feb.   5.25%    3.90%   4.67%   6.77%   5.42%    6.08%   5.53%   5.14%    6.54%   4.40%   3.06%   1.51%    1.65%   3.59%    4.68%
Mar.   5.59%    3.95%   5.19%   6.78%   5.76%    6.42%   5.56%   4.98%    6.49%   4.18%   3.72%   1.50%    1.58%   3.79%    4.82%
Apr.   5.43%    3.80%   5.74%   6.59%   6.05%    6.28%   5.57%   5.06%    6.68%   4.28%   3.23%   1.49%    2.31%   3.65%    4.86%
May    5.18%    4.24%   5.99%   5.84%   6.24%    6.20%   5.53%   5.41%    6.67%   4.19%   3.21%   1.33%    2.54%   3.59%
Jun.   4.82%    4.01%   6.18%   5.80%   6.11%    6.06%   5.48%   5.53%    6.36%   4.24%   2.81%   1.30%    2.69%   3.64%
Jul.   4.40%    4.12%   5.99%   5.87%   6.22%    5.73%   5.49%   5.62%    6.29%   3.80%   2.25%   1.74%    2.68%   4.01%
Aug.   4.14%    3.86%   6.14%   5.85%   6.34%    5.96%   4.77%   5.73%    6.15%   3.65%   2.15%   1.96%    2.40%   3.82%
Sept.  3.79%    3.86%   6.59%   5.86%   6.10%    5.78%   4.27%   5.60%    5.97%   2.85%   1.70%   1.47%    2.61%   4.18%
Oct.   4.39%    3.99%   6.83%   5.61%   5.74%    5.61%   4.11%   5.79%    5.92%   2.42%   1.67%   1.82%    2.56%   4.39%
Nov.   4.79%    4.22%   7.40%   5.35%   5.59%    5.76%   4.52%   6.01%    5.61%   2.83%   2.06%   2.05%    3.01%   4.42%
Dec.   4.56%    4.24%   7.69%   5.15%   5.87%    5.65%   4.54%   6.24%    5.10%   3.05%   1.59%   1.84%    3.07%   4.40%


Early Redemption at the Option of ML&Co.

      ML&Co., in its sole discretion, may redeem the Notes, in whole but not in part, on any quarterly Interest Payment Date beginning on June , 2009, to but excluding the maturity date (the date on which the early redemption, if any, occurs being the "Early Redemption Date") by giving notice to the trustee at least five scheduled Business Days prior to the Early Redemption Date. Any date on which we give notice to the trustee that we are redeeming the Notes is referred to as the "Early Redemption Notice Date". The notice to the trustee will specify the Early Redemption Date. The trustee will provide notice of the early redemption election to the registered holders of the Notes, specifying the Early Redemption Date. While the Notes are held at the depositary, the registered holder will be the depositary, and the depositary will receive notice of the early redemption. So long as the depositary is the registered holder of the Notes, notice of our election to exercise the early redemption option will be forwarded as more fully described in the accompanying general prospectus supplement under "Description of Debt Securities--Depositary".

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to an amount as described under "--Payment on the Maturity Date" above, calculated as though the date of default were the maturity date for the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date, upon early redemption or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

      We have received an opinion from our counsel, Sidley Austin LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the "CPDI regulations"). Moreover, pursuant to the terms of the Notes, we and you will agree, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

      The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

      (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

      (2)   divided by the number of days in the accrual period; and

      (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

      A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Note.

      The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of estimates of the quarterly interest payments on the Notes and a payment on the maturity date of the principal amount thereof. For purposes of illustrating the application of the CPDI Regulations to the Notes, ML&Co. has established a hypothetical estimated yield for the Notes equal to 5.5811%, compounded quarterly, as if the Notes had been issued on May 17, 2006 and were scheduled to mature on July 17, 2011. The actual comparable yield for the Notes will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual comparable yield will be set forth in the final pricing supplement made available in connection with sales of the Notes. The comparable yield is not an estimate of what the actual yield will be on the Notes. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

      For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

      The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

      Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (the "Code").

Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less that the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

      Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and
(b) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Unrelated Business Taxable Income

      Section 511 of the Code, generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS




Business Day...............................................................PS-11
Interest Determination Date.................................................PS-4
Interest Payment Date.......................................................PS-3
Leverage Factor.............................................................PS-3
Notes.......................................................................PS-1
Pricing Date................................................................PS-3

================================================================================






                               [OBJECT OMITTED]



                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C
   Notes Linked to the 10-Year/2-Year U.S. Dollar Interest Rate Swap Rates,
                                   Series 2
                               due June , 2011
                       $1,000 principal amount per unit


                            -----------------------

                              PRICING SUPPLEMENT

                            -----------------------









                              Merrill Lynch & Co.







                                  June , 2006

================================================================================